SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANY ANNOUNCEMENT

CREDICARD GROUP SHAREHOLDERS' RESTRUCTURING

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.

Unibanco - União de Bancos Brasileiros S.A. ("UNIBANCO") and Unibanco Holdings S.A. announce that is in progress a shareholder restructuring of Credicard Banco S.A. ("CREDICARD") and its affiliated company Orbitall Serviços e Processamento de Informações Comerciais Ltda. ("ORBITALL").

Accordingly, Itaucard Financeira S.A. - Crédito, Financiamento e Investimento ("ITAUCARD") acquired 50% of Unibanco's 1/3 indirect investment in CREDICARD.

Subject to certain agreed upon conditions and to the approval by the relevant authorities, UNIBANCO shall also transfer to Citigroup its remaining indirect interest in CREDICARD, as well as sell to ITAUCARD its 1/3 investment in ORBITALL, a credit card processing company.

Redecard S.A.'s current shareholder structure will remain the same. Each of Unibanco, Citigroup and Itaú holds 31.94% equity interest while MasterCard holds 4.17%. Redecard is in the business of capturing and transmitting debit and credit card transactions for the brands MasterCard®, Mastercard® Maestro®, RedeShop®, MasterCard ElectronicTM, Maestro® and Diners Club International®. Redecard's shareholders equity stood at R$50.9 million as at September 30, 2004, corresponding to an investment value in Unibanco's book at R$16.3 million. For the first nine months of 2004 Unibanco earned R$65.8 million from Redecard's operation.

The above-mentioned restructuring, once effective, should generate to UNIBANCO pre-tax non-operational net income of approximately R$1.4 billion, which will be substantially offset by the amortization of goodwill balances in previously acquired companies.

Since the acquisition of Cartão Nacional in 1995, Unibanco is self-suficient in card processing and has invested heavily to reach state-of-the-art technology in this industry. The recent acquisition of Hipercard, a company that holds a portfolio in excess of 2.6 million cards, reinforces Unibanco's commitment to the credit card business in Brazil.

Unibanco's credit card base, comprised of Unicard, HiperCard and Fininvest, totals 7.5 million cards, already excluding its former share in Credicard. According to ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços - The Brazilian Association of Credit Card Companies and Services), as of September, 2004, Brazilian credit card portfolio amounts to 51.1 million cards. Accordingly, Unibanco holds a 14.7% market share.

Unibanco is the leader in the private label segment. Its 9.5 million card portfolio, combined with the customer bases of PontoCred (Ponto Frio, with 10 million customers) and LuizaCred (Magazine Luiza, with 5.5 million customers) and with the partnerships with Sonae, Martins (Tricard), Lojas Americanas (LASA) and Bompreço/Wal-Mart, is a strong indication of continuous expansion in this segment.

Unibanco will keep the market informed on any relevant development of the transaction until its completion.

São Paulo, November 8, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
Ney Ferraz Dias	Geraldo Travaglia Filho
Investor Relations Executive Officer	Investor Relations Executive Officer

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 8, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.